Exhibit 99.1


                            CERTIFICATION PURSUANT TO

                             18 U.S.C. SECTION 1350

                             AS ADOPTED PURSUANT TO

                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002



         In connection with the Amended Annual Report of RoboGroup T.E.K. (the "Company") on Form 20-F for the period ending December 31, 2001 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Rafael Aravot, Executive Officer of the Company, certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that:

     (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Rafael Aravot *
-------------------
Rafael Aravot

Chief Executive Officer

November 20, 2002



* The originally executed copy of this Certification will be maintained at the Company's offices and will be made available for inspection upon request.